Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of ProCyte Corporation on Form S-4 of our report dated March 25, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” and an explanatory paragraph relating to the Company’s revision of its SFAS No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure” pro-forma calculation disclosures), included in the Annual Report on Form 10-K of ProCyte Corporation for the year ended December 31, 2003, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
January 3, 2005